Filed by Max Capital Group Ltd. pursuant to Rule 425 under

the Securities Act of 1933, as amended, and deemed filed

pursuant to Rule 14a-6 under the Securities Exchange Act of

1934, as amended. Subject Company: Max Capital Group

Ltd. (Commission File No.: 000-33047)

MAX CAPITAL COMMENTS ON VALIDUS REVISED STATEMENTS WITH RESPECT TO

TIMING OF ITS EXCHANGE OFFER AND PROPOSED SCHEME OF ARRANGEMENT

Validus Concedes Hostile Proposals Have No “Clear Path”

Max Continues to Provide Superior Financial and Strategic Benefits to IPC Shareholders

HAMILTON, Bermuda – June 10, 2009 – Max Capital Group Ltd. (NASDAQ: MXGL; BSX: MXGL BH) commented on today’s filings by Validus Holdings, Ltd., with respect to the timing of its Exchange Offer and its proposed Scheme of Arrangement for IPC Holdings, Ltd. (NASDAQ: IPCR; BSX: IPCR BH). In its myriad of previous press releases and Securities and Exchange Commission filings, Validus has repeatedly and inappropriately stated that it has a “clear path” to close a transaction with IPC. Given its filings today, however, it appears that Validus has now conceded that no such path exists.

In a proxy filing with the SEC this morning, in connection with describing its proposal to obtain a court order to hold an IPC shareholder meeting relating to a scheme of arrangement, Validus conceded for the first time that “there can be no assurance that the [Bermuda Supreme Court] will exercise its discretion to convene such a meeting on the subsequent application by Validus to the Court.” This accurate statement contrasts with numerous misleading statements made by Validus in the past, suggesting that there was a “clear path” for its scheme to succeed. For example, on May 29, Validus proclaimed, “Validus is pleased that, if the Max deal is voted down, it will have a clear path to pursue a Scheme of Arrangement.” This statement was misleading, and Validus’s latest SEC filings have removed references to a “clear path.”

Furthermore, with respect to its Exchange Offer, Validus has conceded that without the support of IPC’s board of directors, it cannot complete its Exchange Offer in a timely manner. In the past, Validus has repeatedly claimed that it “can close on its acquisition of IPC as early as June 26th through its Exchange Offer if its conditions are satisfied.” However, in its press release issued yesterday, Validus instead stated, “we hope that IPC’s Board will do the right thing and support our increased offer, which provides greater value and can be completed on a timely basis for the benefit of IPC shareholders.” However, as IPC’s board of directors has repeatedly stated, that Board will only determine its position after this week’s vote.

W. Marston (Marty) Becker, Chairman and Chief Executive Officer of Max Capital stated, “Validus’s statements yesterday and today confirm what IPC and what Max have been saying all along – that the Validus proposals are not currently viable and cannot be implemented in any kind of current time frame. In addition to being fraught with risk and uncertainty, we continue to believe that Validus’s latest revised bid, like each of the others before it, fails to reach the level of financial and strategic benefits afforded to IPC and Max shareholders by the IPC-Max merger.

“The IPC-Max deal, which we expect to close next week, offers more book value per share to IPC shareholders and a significant cash component. By any reasonable measure – including a corrected application of the RiskMetrics methodology as outlined by IPC this morning – the combined company will provide shareholders with superior long-term growth potential reflecting our diversification, capital efficiency and profitable growth. We remain confident and fully committed to successfully completing our fully-negotiated merger with IPC.”

Max believes that Validus is offering IPC shareholders an overvalued currency and highly correlated risk, magnified by reducing capital levels in the company, all of which would create extreme risk and uncertainty for shareholders. By contrast, the IPC-Max merger provides real fundamental current and long-term strategic value, true diversification that produces more stable returns, and a tangible transaction that is ready to close.

The definitive IPC-Max merger agreement was amended on June 4, 2009 to include cash consideration of $2.50 per share to IPC shareholders, and continues to be on track to close shortly after IPC’s and Max’s shareholder meetings, set for this Friday, June 12, 2009.

June 12, 2009 is Friday of this week. Max urges the shareholders of IPC and Max to read the joint proxy material carefully and to vote FOR all the proposals relating to the IPC-Max Transaction on the WHITE card and to return that card promptly.

Investors are strongly encouraged to reject any attempts by Validus to distract and mislead them into thinking they have an actionable plan to use its overvalued currency to acquire IPC. Validus continues to offer inferior value to IPC shareholders over the value to be obtained through IPC’s combination with Max.

Information about the Max special meeting of shareholders and the IPC-Max Transaction at www.maxcapgroup.com and the IPC annual general meeting of shareholders and the IPC-Max Transaction at www.ipcre.com.

Copies of the joint proxy statement/prospectus as well as a summary thereof and an updated investor presentation, detailing the benefits of the transaction, are available on the companies’ corporate websites at www.maxcapgroup.com and www.ipcre.com.

IPC shareholders with questions about the IPC-Max transaction, or who need assistance in voting their shares, may call the company’s proxy solicitor, Innisfree M&A Incorporated, toll-free at (877) 825-8621 or call collect at (212) 750-5834.

Max shareholders with questions about the IPC-Max transaction, or who need assistance in voting their shares, may call the company’s proxy solicitor, MacKenzie Partners, Inc, toll-free at (800) 322-2885 or collect at (212) 929-5500.

About Max Capital Group Ltd.

Operating from offices in Bermuda, Ireland, the USA and at Lloyd’s, Max Capital is a global enterprise dedicated to providing diversified specialty insurance and reinsurance products to corporations, public entities, property and casualty insurers and life and health insurers.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This filing includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the definitive joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This filing contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this filing should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the definitive joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this filing, except as required by law.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This filing relates to a proposed business combination between IPC and Max. On May 7, 2009, IPC and Max filed with the SEC a definitive joint proxy statement/prospectus of IPC and Max, which was first mailed to shareholders of IPC and Max on May 7, 2009. Additionally, a supplement to the definitive joint proxy statement/prospectus was filed with the SEC and was first mailed to shareholders of IPC and Max on June 4, 2009. This filing is not a substitute for the definitive joint proxy statement/prospectus or the supplement to the definitive joint proxy statement/prospectus that IPC and Max have filed with the SEC or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, THE SUPPLEMENT TO THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors and executive officers are participants in the solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the definitive joint proxy statement/prospectus filed with the SEC on May 7, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form-10K, filed with the SEC on April 1, 2009.

Source: Max Capital Group Ltd.

Contacts:

Max Capital Group Ltd.

Investors:

Susan Spivak Bernstein

+1-212-898-6640

Media:

Kekst and Company

Roanne Kulakoff or Peter Hill

+1-212-521-4800